SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------
                                 SCHEDULE 13E-4

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)


                          DYNACORE HOLDINGS CORPORATION
                          (f/k/a DATAPOINT CORPORATION)

                                (Name of Issuer)


                          DYNACORE HOLDINGS CORPORATION

                      (Name of Person(s) Filing Statement)


               8 7/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

                         (Title of Class of Securities)

                                   238100-AB-7

                      (CUSIP Number of Class of Securities)

     GERALD N. AGRANOFF, DYNACORE HOLDINGS CORPORATION, 8410 DATAPOINT DRIVE, SAN ANTONIO, TEXAS 78229-8500 (210) 593-7000

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

     COPY TO: SELIG D. SACKS, ESQ. PRYOR CASHMAN SHERMAN & FLYNN LLP 410 PARK AVENUE NEW YORK, NEW YORK 10022 (212) 421-4100

                            CALCULATION OF FILING FEE

           Transaction Valuation*                    Amount of Filing Fee**
-------------------------------------------------------------------------------
               $ 24,732,000                                   $ 4,946

Transaction Valuation(1) $24,732,000                 Amount Of Filing Fee $4,946

/X/ Check box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $4,946    Filing party:    Datapoint Corporation
                        -----------                -------------------------
Form or registration no.:  Schedule 13e-4   Date filed:  December 3, 1999
                         ------------------            --------------------

(1) The filing fee is based on the total amount of consideration to be received by debentureholders assuming all debentureholders tender.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4 filed with the Securities and Exchange Commission on December 3, 1999 and amended by a Schedule 13E-4/A filed with the Securities and Exchange Commission on December 6, 1999, the terms of which are incorporated herein by reference. This Tender Offer Statement relates to the prospective tender offer by Dynacore Holdings Corporation (formerly known as Datapoint Corporation), a Delaware corporation (the "Company"), to purchase any and all of the $54,960,000 of outstanding principal amount of its 8 7/8% Convertible Subordinated Debentures due June 1, 2006 (the "Debentures"), at a price per $1,000 principal amount of Debenture, net to the seller in cash, equal to [$_____], upon the terms and subject to the conditions set forth in the Offer to Purchase, dated __________, 1999 and the related letter of transmittal (which are herein collectively referred to as the "Offer"). The Offer as then contemplated would have been made to all holders of Debentures, including officers, directors and affiliates of the Company.

ITEM 11. ADDITIONAL INFORMATION.

The Company abandoned the Offer. The Company has filed a petition pursuant to Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The case has been assigned docket number 00-1853 (PWJ). The Company is currently in the process of being reorganized.



SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2000

DYNACORE HOLDINGS CORPORATION

By: /s/ Phillip P. Krumb
Name: Phillip P. Krumb
Title: Acting Chief Financial Officer